MIDSTATES PETROLEUM COMPANY, INC.

321 South Boston Avenue, Suite 1000

Tulsa, Oklahoma 74103

June 26, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Irene Barberena-Meissner, Staff Attorney

Division of Corporation Finance

Re:                             Midstates Petroleum Company, Inc.
Registration Statement on Form S-4 (File No. 333-231999)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Midstates Petroleum Company, Inc., on its own behalf and on behalf of the other registrants of the above-captioned Registration Statement, respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on June 28, 2019, or as soon as practicable thereafter.

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Please direct any questions regarding this correspondence to our counsel, Ryan Maierson of Latham & Watkins, LLP, at (713) 546-7420.

Very truly yours,

Midstates Petroleum Company, Inc.

By:	/s/ SCOTT C. WEATHERHOLT
Name: Scott C. Weatherholt
Title: Executive Vice President - General Counsel

cc: Ryan Maierson (By Email)

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Ryan.Maierson@lw.com